PACIFIC BOOKER MINERALS INC.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Clarifies “Emphasis Of Matter” In Auditors Report

Vancouver BC,  May 30, 2013:  In the Company’s audited financial statements for the year ended January 31, 2013, filed on sedar on May 27, 2013, the auditor's report contained a paragraph titled Emphasis of Matter in accordance with Canadian generally accepted auditing standards and PCAOB (United States) auditing standards.

The report from the Auditors stated:  “Without qualifying our opinion, we draw attention to Note 2b to these financial statements, which states the Company incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit.  This, along with other matters as described in Note 2b, raise substantial doubt about the ability of the Company to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2b.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty”.

Note 2b states in part that “the Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  Without a producing property, the Company does not have a current source of revenue from operations.  The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  The ability of the Company to continue as a going-concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  The Company is taking measures to reduce corporate overhead and, subsequent to fiscal year end, has announced a private placement.  However, neither of these are necessary for the Company to meet its current obligations.  There are uncertainties related to events that give rise to substantial doubt as to whether or not the Company can continue as a going concern.  The Company's initial application for a British Columbia Environment Assessment Certificate, a necessary, but not the only, step in the process of the development of the Morrison property was denied.  The Company has petitioned the British Columbia Supreme Court to set aside this decision.’’

At fiscal year end, the Company reported approximately $1.93 million in working capital, which is sufficient to meet our current liabilities for at least one year.

The Company would also like to advise any interested party that our financial statements are available for downloading on our website at http://www.pacificbooker.com/financials.htm, or if you would prefer a hard copy, there is an area on that page where you can request a copy sent by regular mail.  The information provided there will not be used for any purpose other than the mail out of the requested documents.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml